Filed by VeriFone Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lipman Electronic Engineering Ltd.

Commission File No.: 000-50544

VERIFONE/LIPMAN ACQUISTION

A.                                    Transaction Overview / Structure

1.                                      Please explain how the transaction is structured?

•             VeriFone will issue in the aggregate approximately 13.3 million shares of VeriFone stock and pay approximately $382 million in cash, adjusted for the special dividend described below; for all outstanding Lipman shares.

2.                                      What is the total purchase price?

•                  Total consideration is $793 million

•                  The consideration includes a special dividend, the amount of which has not been finally determined but will likely slightly exceed $23 million, payable to Lipman shareholders prior to closing

•                  Lipman shareholders will receive 0.5 shares of VeriFone common stock and $14.304 per share in cash (less the per share amount of the special dividend); OR

•                  In lieu of this, Lipman shareholders can check to receive either:

•                  a. $29.07 in cash (less the per share amount of the special dividend); OR

•                  b. 0.9844 VeriFone shares per Lipman share, which will be adjusted for the special dividend

•                  These elections will be subject to proration such that the aggregate cash/stock split is fixed at the amounts described under 1. above.

3.                                      Please explain the dividend concept?  How does this benefit Lipman or VeriFone shareholders?

•                  VeriFone and Lipman structured the special dividend to provide incremental value to Lipman shareholders and to reduce financing costs for VeriFone.  In order to make efficient use of a portion of Lipman’s existing cash to finance the acquisition, the special dividend will be paid to Lipman shareholders prior to closing. Payment of the dividend enables VeriFone to achieve reduced financing costs and to provide selling shareholders with a greater return.

4.                                      How will VeriFone finance the cash portion?

•                  VeriFone will finance the acquisition and refinance existing debt through a $540 million Senior Secured Credit Facility including a $40 million undrawn revolver and a $500 million Term Loan B

•                  Debt / EBITDA will approximate 3.0x at closing, with a goal of rapidly deleveraging post-closing

5.                                      What is the timing?

•                  Closing is expected to occur by the end of VeriFone’s current fiscal year (October 31, 2006)

6.                                      Are there conditions to closing?  Have the Boards of directors of each company approved the transaction?

•                  There are conditions to closing. The transaction is subject to the approval of each Company’s shareholders approval (51% for VeriFone and 75% for Lipman)

•                  The transaction is also subject to regulatory approval and other customary conditions

•                  The Boards of Directors of VeriFone and Lipman have each approved the transaction.

NOTE:  In connection with the proposed transaction, VeriFone intends to file a registration statement on Form S-4, including a proxy statement of VeriFone, with the Securities and Exchange Commission (the “SEC”). Investors and securityholders are urged to read the registration statement, including the proxy statement (and all amendments and supplements to it) and other materials that VeriFone may file with the SEC when they become available, because they contain important information. Investors and securityholders will be able to obtain free copies of the registration statement, including the proxy statement, as well as VeriFone’s other filings, without charge, at the SEC’s Web site (www.sec.gov) when they become available. Copies of VeriFone’s filings may also be obtained without charge from VeriFone at VeriFone’s Web site (www.verifone.com) or by directing a request to:  VeriFone Holdings Inc., 2099 Gateway Place, Suite 600, San Jose, CA  95110 (Tel:  +1-408-232-7800, Attention:  Director, Corporate Development & IR).

VeriFone, Lipman and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding VeriFone’s directors and executive officers is available in VeriFone’s 2005 Annual Report on Form 10-K filed with the SEC on December 20, 2005 and VeriFone’s preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 17, 2006, and information regarding Lipman’s directors and executive officers is available in Lipman’s 2005 Annual Report on Form 20-F filed with the SEC on March 9, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and proxy statement, and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the markets for products, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of VeriFone Holdings, Inc. and Lipman Electronic Engineering Inc. and are subject to significant risks and uncertainties outside of our control. There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of VeriFone stockholders to approve the issuance of VeriFone common shares or the failure of Lipman shareholders to approve the merger; the risk that the businesses of VeriFone and Lipman will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that may affect future results are contained in VeriFone’s and Lipman’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither VeriFone nor Lipman is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise